Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following are excerpts from a transcript of a video posted by Comcast on its internal website:

Tracy Davidson:  Hello and welcome to Leadership Link.  I’m Tracy Davidson from NBC10 in Philadelphia.  We are coming to you today with an update on the Time Warner Cable acquisition.  …  I am joined by Comcast Cable President and CEO, Neil Smit and Chief Operating Officer, Dave Watson.  Neil, let’s begin with last week’s announcement, help us understand what that means.

Neil Smit:  Thanks, Tracy.  Start with a recap of the Time Warner deal.  The regulatory process is underway and going quite well.  We’re hopeful to close toward the end of the year.  We’ve had high level discussions with both Time Warner Cable and Charter and we’re doing a lot of planning for the integration.  We’re very excited about the prospect of adding millions of customers, seven million, to be in total.

So we came up with a new structure that will help realign some of our geographic regions.  Out of that you get operating efficiencies, improved technology deployment, and enhanced customer service.  In the end, we gain systems in New York, Greater Boston, Dallas, Northern California, Southern California, Oregon, Greater Atlanta, Tennessee and the Carolinas. It totals up to about seven million customers.

So you see on the map here, blue is Comcast today, the pink are the Time Warner systems that will be coming to Comcast, and the green are the Charter systems coming to Comcast.  The gray are the markets that are going to be transferred to Charter and because of their current footprint, Charter was very interested in the Midwest systems.  This evolved into conversations about Comcast systems in the Midwest and parts of the South.  Ultimately it led to last week’s announcement.

Tracy Davidson:  So help us understand what that means to employees in those markets that we’re divesting.

Neil Smit:  Well, really nothing happens overnight.  It’s all contingent upon the closing of Time Warner Cable.  When that happens, employees will go to the new public company.  It’s an independent management team, Comcast will appoint some board members and Charter will provide operational support.  Charter has a strong Midwest presence and they are excited to bolster its footprint.  Their CEO, Tom Rutledge, is a real know-how guy he has run cable systems forever, you know the team has always invested to grow their business and since Tom’s been there has been a lot of investment.

Tracy Davidson:  And, Dave, you were just in Heartland and Twin Cities.  What are your thoughts?

Dave Watson:  Well, Tracy, we spent some time talking to the leadership teams of both regions.  They’re great teams, and showed that, have shown it for some time, very professional, very focused.  Yet, if you think about it, the Heartland, one of the most competitive regions that we have, not just in terms of the fiber overbuild but also other overbuilders that are there.  Very competitive.  They’ve more than held their own over the years.  Twin stands for innovation.  A lot of great new things have gone through Twin and helped us figure things out and almost to a person, the leadership group, they reminded me and Neil that they were number three in the power rankings, coming out of February.  So everyone mentioned that.

So we talked about this transition, what we do know, some of the things that are open.  There are a lot of open issues and the fact of the matter is that we’re all going to be running our businesses through the rest of this year.  Time Warner’s going to run theirs.  Charter’s going to run theirs.  We’ll run ours.  So, it’s just essential that we do stay focused.

Maybe one of the things that came out the most to me, and it’s not a surprise, from both of these great regions, is just how much they talked about the fact that they were going to hit their performance plan, just how critical that was from every perspective and it really was a terrific thing.  I think a testament to leadership of the group, and our commitment back is we’re going to stay in touch every step of the way making sure that they know whatever we know and as this evolves throughout the year we’re going to stay connected through the process.

So it’s a tough moment, no question, but very, very proud of these regions.

Tracy Davidson:  And Neil, why is this the right next step for the future?

Neil Smit:  Well, first off, I’d like to say thanks to Tim and Jeff and Bill, and Steve, for their leadership throughout this.  It’s a tough moment but consolidation and scale matter more and more these days.  The merger with Time Warner Cable will be transformative.  It will have a near national platform that enables us to compete on the enterprise level and business services.  It gives us a stronger advertising platform.  It gives us more efficiencies and it gives us more growth opportunities.

We’ve continued to invest in innovation and developing and delivering the next generation technology and ultimately it’s good for the company.  It positions us for growth going forward.

Tracy Davidson:  So it’s clear that difficult decisions were made but all of this was done with an eye toward the future success of Comcast.

…

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.